EXHIBIT 23.2


                   Consent of Independent Auditors


We consent to the reference to our firm under the caption "Experts" in Amendment No. 3 to the Registration Statement (Form S-3 No. 33-53485) and related Prospectus of Viacom Inc. and Viacom International Inc. for the registration of $3,000,000,000 of senior debt securities, senior subordinated debt securities, subordinated debt securities, contingent value rights and preferred stock and to the incorporation by reference therein of our report dated August 27, 1993, except for Notes A and J, as to which the date is September 10, 1993, with respect to the consolidated financial statements of Paramount Communications Inc. included in the Viacom Inc. Current Report (Form 8-K) filed with the Securities and Exchange Commission on April 14, 1995.

                                                   ERNST & YOUNG LLP




New York, New York
May 8, 1995